EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Anadarko Petroleum Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Anadarko Petroleum Corporation relating to the Anadarko Petroleum Corporation 2012 Omnibus Incentive Compensation Plan, as Amended and Restated of our reports dated February 17, 2016, with respect to the consolidated balance sheets of Anadarko Petroleum Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Anadarko Petroleum Corporation.

/s/ KPMG LLP

Houston, Texas
June 3, 2016